UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 33-19309

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BIG LOTS SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BIG LOTS, INC.
300 Phillipi Road, P.O. Box 28512
Columbus, Ohio 43228-0512
(614) 278-6800

Big Lots Savings Plan

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007,
Supplemental Schedule as of December 31, 2008, and
Report of Independent Registered Public Accounting Firm

Big Lots Savings Plan

INDEX

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM RELATING TO THE FINANCIAL STATEMENTS OF THE PLAN YEARS ENDED DECEMBER 31, 2008 AND 2007	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE * :

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2008	11

SIGNATURE	12

EXHIBIT:

Consent of Ary Roepcke Mulchaey, P.C.

*  All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Associate Benefits Committee of Big Lots, Inc.:
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the Big Lots Savings Plan (the “Plan”) as of December 31, 2008 and 2007 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments held at end of year December 31, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

 /s/ Ary Roepcke Mulchaey, P.C.

Columbus, Ohio
June 26, 2009

Index

Big Lots Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
Assets
Investments, at fair value:
Big Lots, Inc. common shares	$19,700,227	$27,015,409
Common/Collective trusts	42,714,212	37,881,409
Mutual funds	47,269,656	68,944,427
Participant loans	8,992,225	8,602,100
Total investments	118,676,320	142,443,345

Receivables for contributions:
Company contribution	5,002,219	5,099,618
Participant contributions	70,701	-
Total contribution receivable	5,072,920	5,099,618

Other assets:
Cash	23,162	13,354
Fee income receivable	82,421	67,098
Due from brokers	11,083	47,253
Accrued income	414	1,802
Total other assets	117,080	129,507
Total assets	123,866,320	147,672,470

Liabilities
Administrative expenses payable	57,226	55,008
Due to brokers	29,574	60,608
Fee income payable	82,421	67,098
Total liabilities	169,221	182,714

Net assets available for benefits	$123,697,099	$147,489,756

The accompanying notes are an integral part of these financial statements.

Index

Big Lots Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Additions to net assets attributed to:
Investment income / (loss):
Net depreciation in fair value of investments	$(24,442,024)	$(5,926,307)
Dividends	2,062,683	4,372,380
Interest	651,868	610,213
Fee income	401,911	271,169
Total investment loss	(21,325,562)	(672,545)

Contributions:
Company	5,002,219	5,099,618
Participant	8,916,026	9,306,780
Rollover	325,474	374,557
Total contributions	14,243,719	14,780,955
Total (reductions) / additions	(7,081,843)	14,108,410

Deductions from net assets attributed to:

Benefits paid to participants	16,084,755	20,834,786
Administrative expenses	224,148	218,209
Fee expense	401,911	271,169
Total deductions	16,710,814	21,324,164
Net decrease in net assets available for benefits	(23,792,657)	(7,215,754)

Net assets available for benefits:
Beginning of year	147,489,756	154,705,510
End of year	$123,697,099	$147,489,756

The accompanying notes are an integral part of these financial statements.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

A.	PLAN DESCRIPTION

The following description of the Big Lots Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all employees of Big Lots, Inc. and its subsidiaries (the “Company”) who have completed one year of service and have completed 1,000 service hours within the eligibility computation period and have attained 21 years of age. Eligible employees may begin participation on the first day following satisfaction of eligibility requirements.

The purpose of the Plan is to encourage employee savings and to provide benefits to participants in the Plan upon retirement, death, disability, or termination of employment. The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (”ERISA”).

Amendments — During 2007, the Plan was restated and amended to, among other things, permit participants to make Roth after-tax contributions to the Plan as noted under “Contributions” and change the Plan’s definition of compensation to include overtime.

Trustee — Wachovia Bank, N.A. (the “Trustee”) serves as the trustee of the Plan (see Note H).

Administration — The Company has established the Associate Benefits Committee that is responsible for the general operation and administration of the Plan. The Company is the Plan sponsor and a fiduciary of the Plan as defined by ERISA. The Trustee provides recordkeeping services to the Plan.

Contributions — Contributions to the Plan may consist of participant contributions, Company matching contributions, rollover contributions, and profit sharing contributions. Each year, a participant may elect to make a voluntary tax-deferred or after tax contribution up to 50% of their annual compensation (subject to certain limitations for highly compensated individuals), as defined in the Plan.  Prior to 2007, the Plan did not allow for after tax contributions. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans. Contributions withheld by the Company and remitted to the Plan are participant directed and are limited by the Code to an annual maximum of $15,500 in 2008. Additional contributions of up to $5,000 in 2008 are allowed by the Code for all eligible participants at least age 50 by the end of 2008. The annual Company matching contribution is 100 percent of the first two percent and 50 percent of the next four percent of participant contributions and was allocated to each participant who (a) was an active participant and employed by the Company on December 31 of the Plan year (including a participant who was on approved leave of absence or layoff) and who completed one year of Vesting Service, as defined by the Plan, or (b) who retired, became disabled, or died during the Plan year. Additional profit sharing amounts may be contributed at the option of the Company’s Board of Directors. No profit sharing contributions were made in 2008 or 2007.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

Participant Accounts — Each participant account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The amount of the benefit to which a participant is entitled is the amount of the participant’s vested account.

Administrative Expenses and Fees — The Plan pays administrative expenses for investment advisory services provided by a third party. Administrative expense payments of $224,148 and $218,209 in 2008 and 2007, respectively, were made by the Plan to the third party. In addition, the investment funds pay 12b-1 and agency fees to the Plan’s Trustee.  Fee payments totaling $401,911 and $271,169 in 2008 and 2007, respectively, were made from the investment funds to the Plan, and were reported in the statements of changes in net assets available for benefits as fee income. The Plan paid the fees of $401,911 and $271,169 to the Trustee and, as a result, the Plan recognized these payments as fee expense in the statements of changes in net assets available for benefits. The Company pays all other expenses for the administration of the Plan.

Investments — Participants may direct the investment of their contributions in 1 percent increments into various investment options offered by the Plan.  Effective September 1, 2006, the Plan no longer offers shares of the Company’s common stock as an investment option.  Participants were not required to sell existing shares; however, they can no longer purchase additional shares of the Company’s common stock within the Plan.

Vesting — Participants are immediately vested in participant and rollover contributions, plus actual earnings thereon. Vesting in the Company matching contribution is based on years of service. A participant is 100 percent vested after five years of credited service as follows:

Years of Service	Vested Percentage

Less than 2	–
At least 2 but less than 3	25
At least 3 but less than 4	50
At least 4 but less than 5	75
5 or more	100

Benefit Payments — Upon termination, retirement, disability, or death, a participant may elect (1) to receive a lump-sum amount equal to the vested interest value of their account (in cash or in kind); (2) an eligible rollover distribution; or (3) to defer distribution provided the participant has not attained age 70 ½ and has a vested interest value of at least $1,000. The portion of the Company’s matching contribution that is not fully vested will be forfeited at the time employment terminates. The Company has the right to terminate or amend the Plan at any time. If the Plan is terminated, the Plan assets will be distributed to the participants, after payment of any expenses properly chargeable thereto, in proportion to their respective account balances.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50 percent of their vested account balance. One loan per participant may be outstanding at any time, and the loan term may not exceed five years. Loans are secured by the balance in the participant’s account. Loans bear interest at the Prime rate plus one percent using the rate stated in The Wall Street Journal on the first business day of the month in which the loan was taken. Loan repayments, including interest and applicable loan fees, are typically processed through regular payroll deductions. The loan balance may be paid off by the participant at any time without penalty.

Forfeited Accounts — Forfeited nonvested contributions are used to reduce Company matching contributions and pay certain Plan expenses. Employer contributions were reduced by $173,000 and $122,000 in 2008 and 2007, respectively, from forfeited nonvested accounts.  There were no unused forfeitures at December 31, 2008 and 2007.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

Investments — Investments are reported at fair value. See “Fair Value Measurements” below for discussion of fair value measurements.

Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Payment of Benefits — Benefit payments are recorded when paid.

Fair Value Measurements — Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), for financial assets and liabilities on a prospective basis. SFAS No. 157 addresses how companies should approach measuring fair value and expands disclosures about fair value measurements under other accounting pronouncements that require or permit fair value measurements.  The standard provides a single definition of fair value that is to be applied consistently for most accounting applications and also generally describes and prioritizes according to reliability the methods and inputs used in valuations.  SFAS No. 157 prescribes additional disclosures regarding the extent of fair value measurements included in a company’s financial statements and the methods and inputs used to arrive at these values.  The adoption of this statement for financial assets and liabilities did not have any impact on the financial results of the Plan.

Fair value is defined by SFAS No. 157 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.   SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy, as defined below, gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

Level 1, defined as observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2, defined as observable inputs other than Level 1 inputs.  These include quoted prices for similar assets or liabilities in an active market, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following valuation methodologies were used to measure Plan assets at fair value at December 31, 2008 and 2007.

Common shares: Valued at the closing price reported on the New York Stock Exchange (Level 1).

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market (Level 1).

Common / collective trusts: Valued at NAV provided by the Trustee. The NAV is quoted on a private market that is not active; however the unit price is based on underlying investments which are traded on an active market (Level 2).

Participant loans: Valued at principal balance plus accrued interest, which approximates fair value (Level 3).

The carrying value of the Company and Participant contribution receivables approximate fair value because of the relatively short maturity of these items.

These methods may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s assets at fair value as of December 31, 2008, by level, within the fair value hierarchy:

	Assets at fair value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds	$47,269,656	$-	$-	$47,269,656
Common stocks	19,700,227	-	-	19,700,227
Common / collective trusts	-	42,714,212	-	42,714,212
Participant loans	-	-	8,992,225	8,992,225
Total	$66,969,883	$42,714,212	$8,992,225	$118,676,320

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$8,602,100
Purchases, sales, issuances and settlements (net)	390,125
Balance, end of year	$8,992,225

C.	TAX STATUS

The Plan obtained its latest determination letter on August 4, 2003, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. Subsequent to this determination letter by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  Although the Plan has been amended since receiving the determination letter and the Plan administrator has requested a new determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

D.	INVESTMENTS

The fair value of individual investments that represent five percent or more of Plan net assets at December 31, 2008 and 2007 are as follows:

	2008		2007
Big Lots, Inc. common shares	$19,700,227		$27,015,409

Riversource Income Fund II	42,714,212		37,881,409

Davis New York Venture Fund	8,647,850		16,352,369

The Growth Fund of America	7,412,140		11,472,388

Harbor Bond Fund	6,828,519		3,993,202	*

Artisan International Fund	6,390,214		12,879,864

Riversource S & P 500 Index Fund	5,730,556	*	7,749,818

Participant loans	8,992,225		8,602,100

* Shown for comparison purposes only, since these investments represent more than five percent of Plan net assets in only one of the years presented.

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

During 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2008	2007
Common/Collective trusts	$1,794,177	$1,711,460
Mutual funds	(27,173,758)	1,192,285
Big Lots, Inc. common shares	937,557	(8,830,052)
Net depreciation	$(24,442,024)	$(5,926,307)

E.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Company terminates or partially terminates the Plan, affected participants would become 100 percent vested in their account.

F.	PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Trustee, its subsidiaries or affiliates. In addition, the Plan holds common shares of the Company and makes loans to participants. These transactions qualify as exempt party-in-interest transactions.

G.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Upon a participant’s default in a participant loan, the remaining loan amount due to the Plan will be treated as a deemed distribution to the extent a distribution to the participant is not permissible under the Plan. A participant loan that has been treated as a deemed distribution on Form 5500 is removed from Plan assets on Form 5500. However, deemed distributions remain part of the participant’s account balance in these financial statements until a distributable event occurs for the participant.

The following reconciles participant loans and net assets available for benefits per these financial statements to Form 5500 at December 31, 2008 and 2007:

	2008	2007

Participant loans per the financial statements	$8,992,225	$8,602,100
Less: Certain deemed distributions of participant loans	(123,420)	(150,580)
Participant loans per Form 5500	$8,868,805	$8,451,520

Index

Big Lots Savings Plan

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007

Net assets available for benefits per the financial statements	$123,697,099	$147,489,756
Less: Certain deemed distributions of participant loans	(123,420)	(150,580)
Net assets available for benefits per Form 5500	$123,573,679	$147,339,176

The following is a reconciliation of the decrease in net assets per the financial statements for the year ended December 31, 2008, to Form 5500 net income:

Net decrease in assets per the financial statements	$(23,792,657)
Add: Certain deemed distributions of participant loans at December 31, 2007	150,580
Less: Certain deemed distributions of participant loans at December 31, 2008	(123,420)
Net loss per Form 5500	$(23,765,497)

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2008, to Form 5500:

Benefits paid to participants per the financial statements	$16,084,755
Less: Previously deemed loans offset by total distributions	(24,565)
Benefits paid to participants per Form 5500	$16,060,190

H.	CHANGE IN PLAN TRUSTEES

As a result of its 2007 purchase from Ameriprise Trust Company of their defined contribution recordkeeping business, effective April 2, 2007, Wachovia Bank, N.A. became the Trustee and Plan Administrator of the Plan. Until April 2, 2007, Ameriprise Trust Company was the Plan Trustee.

Index

BIG LOTS SAVINGS PLAN
EIN #06-1119097   PLAN #002
FORM 5500, SCHEDULE H, PART IV, LINE 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost **	(e) Current value

*	Big Lots, Inc.	Common shares: 1,359,574 shares		$19,700,227

	Common/Collective trusts:
	Riversource	Income Fund II: 1,464,220 shares		42,714,212

	Mutual funds:
	Davis New York	Venture Fund: 366,124 shares		8,647,850
	The Growth Fund of America	Growth Fund: 366,938 shares		7,412,140
	Harbor	Bond Fund: 604,294 shares		6,828,519
	Artisan	International Fund: 427,153 shares		6,390,214
	Riversource	S&P 500 Index Fund: 1,916,574 shares		5,730,556
	American	Balanced Fund: 352,618 shares		4,841,442
	Baron	Asset Fund: 61,033 shares		2,174,620
	Baron	Growth Fund: 53,459 shares		1,647,074
	American Century Equity Inc	ADV Fund: 261,975 shares		1,577,090
	Royce	Total Return Fund: 137,560 shares		1,196,775
	Washington Mutual	Investors Fund: 24,008 shares		511,365
*	Evergreen	Evergreen MMF: 312,011 shares		312,011
	Total mutual funds			47,269,656

*	Participant loans	5.0% - 10.5%		8,992,225

	TOTAL ASSETS HELD FOR INVESTMENT PURPOSES			$118,676,320

	* Party-in-interest
	** Cost is not applicable for participant directed investments

The notes to the financial statements are an integral part of this schedule.

Index

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BIG LOTS SAVINGS PLAN

Dated: June 26, 2009	By:	/s/ Brad A. Waite
Brad A. Waite
Executive Vice President, Human Resources, Loss Prevention, and Risk Management